

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

<u>Via E-mail</u>
Mr. James Porter
Chief Financial Officer
Alamos Gold, Inc.
2200-130 Adelaide Street West
Toronto, Ontario, Canada, M5H3P5

Re: Alamos Gold, Inc.
           Form 40-F for the Year Ended December 31, 2013
           Filed April 1, 2014
           File No. 001-35783

Dear Mr. Porter:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining